As filed with the Securities and Exchange Commission on May 2, 2000
                                                      Registration No. 333-30370
--------------------------------------------------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               ------------------
                                 AMENDMENT NO. 1
                                       To
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933
                               ------------------

                                    XOMA LTD.
             (Exact name of registrant as specified in its charter)

              Bermuda                                            52-2154066
  (State or other jurisdiction of                             (I.R.S. Employer
   incorporation or organization)                           Identification No.)

                               2910 Seventh Street
                           Berkeley, California 94710
                                 (510) 644-1170
          (Address, including ZIP code, and telephone number, including area code, of registrant's principal executive offices)
                               ------------------

                          CHRISTOPHER J. MARGOLIN, ESQ.
                                    XOMA LTD.
                               2910 Seventh Street
                           Berkeley, California 94710
                                 (510) 644-1170
       (Name, address, including ZIP code, and telephone number, including area code, of agent for service)
                               ------------------

                                    Copy to:
                           GEOFFREY E. LIEBMANN, ESQ.
                             CAHILL GORDON & REINDEL
                                 80 Pine Street
                            New York, New York 10005
                                 (212) 701-3000
                               ------------------

Approximate date of commencement of proposed sale to the public:

From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

     Title of Each Class                                   Proposed             Proposed
        of Securities                 Amount               Maximum               Maximum             Amount of
            To Be                      To Be            Offering Price          Aggregate          Registration
          Registered                Registered           per Unit(1)        Offering Price(1)           Fee
------------------------------- -------------------- --------------------- -------------------- --------------------

Common Shares,
par value U.S. $.0005
per share...................      6,395,000(2)(3)          $5.96875          $38,170,156.25         $10,077(4)

(1) Estimated solely for purposes of computing the registration fee pursuant to Rule 457(c).

(2) Includes a like number of Preference Share Purchase Rights (the "Rights"). Since no separate consideration is paid for the Rights, the registration fee is included in the fee for the Common Shares.

(3) Pursuant to Rule 416 under the Securities Act of 1933, any additional Common Shares issued as a result of stock splits, stock dividends or similar transactions are deemed to be registered herewith.

(4)  Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
--------------------------------------------------------------------------------

The information contained in this prospectus is not complete and may be changed. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

-------------------------------------------------------------------------------
Prospectus                                               Subject to Completion,
                                                         dated May 2, 2000
                                    XOMA Ltd.
                             6,395,000 Common Shares
--------------------------------------------------------------------------------

o    All of the common shares           o    Our common shares are listed
     offered by this prospectus are          on the Nasdaq National Market
     being offered by certain of             under the symbol "XOMA." The
     our shareholders, who will              last reported sale price for
     receive all of the proceeds.            the common shares on May 1,
                                             2000 was US$4 1/4 per share.


--------------------------------------------------------------------------------

         This investment involves a high degree of risk. Consider carefully the risk factors beginning on page 3 of this prospectus before you invest.

                              --------------------

         Neither the SEC nor any state securities commission has approved these securities or determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

                              --------------------

                     The date of this prospectus is , 2000.

                                TABLE OF CONTENTS




Risk Factors...............................     3
Incorporation of Information We File
     with the SEC..........................    10
Disclosure Regarding Forward-Looking
     Statements............................    11
XOMA.......................................    12
Price Range of Common Shares and
     Dividend Information..................    13
Selling Shareholders.......................    14
Description of Share Capital...............    17
Plan of Distribution.......................    21
Legal Opinion..............................    22
Experts....................................    22
Where You Can Get More Information.........    22

                                  RISK FACTORS

         You should carefully consider the following factors and other information in this prospectus before deciding to invest in common shares.

None Of Our Pharmaceutical Products Have Received Regulatory Approval; If We Do Not Receive Regulatory Approval, We Will Not Be Able To Manufacture And Market Our Products

         Even our most developed pharmaceutical product has yet to complete final clinical testing. We will be unable to manufacture and market our products without required regulatory approvals in the United States and other countries. The United States government and governments of other countries extensively regulate many aspects of our products, including:

          o    testing

          o    manufacturing

          o    promotion and marketing and

          o    exporting.

         In the United States, the Food and Drug Administration regulates pharmaceutical products under the Federal Food, Drug, and Cosmetic Act and other laws, including, in the case of biologics, the Public Health Service Act. At the present time, we believe that our products will be regulated by the FDA as biologics. State regulations may also affect our proposed products.

         In December 1992, we submitted an investigational new drug application to the FDA to begin human testing of our NEUPREX(R) product, a genetically-engineered fragment of a human protein (BPI). In a recent meeting with members of the FDA, representatives of XOMA and Baxter Healthcare Corporation, to whom we have licensed worldwide rights to NEUPREX(R) for treatment of meningococcemia and in all future anti-bacterial and anti-endotoxin indications, discussed results from the Phase III trial that tested NEUPREX(R) in pediatric patients with severe meningococcemia (a potentially deadly bacterial infection principally of children), and senior representatives of the FDA indicated that the data presented were not sufficient to support the filing of an application for marketing approval at this time. We and Baxter are therefore examining ways to supply additional data necessary to proceed with the filing. If we conduct an additional trial, we cannot assure you that the results will be adequate for approval. In September 1999, we discontinued patient enrollment in our Phase III clinical trial testing NEUPREX(R) in trauma patients with severe blood loss because an independent data safety monitoring board told us that interim results from the trial did not support continuing the trial. We have conducted earlier stage clinical trials testing NEUPREX(R) as a treatment in three additional indications:

          o prevention of complications following partial hepatectomy (a type of major liver surgery)

          o treatment of severe infections within the abdomen in combination with antibiotics and

          o treatment of cystic fibrosis patients (whose genetic disorder predisposes them to recurring bacterial lung infections).

We are currently evaluating this data with Baxter in connection with decisions to be made regarding future indications. Should we decide to conduct further trials in these or other indications, we cannot predict that the results will justify further development.

         In September 1996, XOMA and Genentech, Inc. announced that an investigational new drug application with the FDA for clinical testing of anti-CD11a in patients with moderate to severe psoriasis had been filed. We completed a Phase II efficacy study in Canada in psoriasis patients in late 1998, subsequently received a $2 million milestone payment from Genentech, and agreed with Genentech to continue collaborative development of the product in psoriasis through Phase III and to expand the program to include organ transplant rejection. We have initiated a Phase I/II study of anti-CD11a in kidney transplant recipients and two Phase III trials of anti-CD11a in psoriasis.

         Our other potential products will also require significant additional development, including extensive preclinical and clinical testing.

         The FDA has substantial discretion in both the product approval process and manufacturing facility approval process and we cannot predict at what point, or whether, the FDA will be satisfied with our submissions or whether the FDA will raise questions which may be material and delay or preclude product approval or manufacturing facility approval. As we accumulate additional clinical data, we will submit it to the FDA, which may have a material impact on the FDA product approval process.

         Given that regulatory review is an interactive and continuous process, we maintain a policy of limiting announcements and comments upon the specific details of the ongoing regulatory review of our products, subject to our obligations under the securities laws, until definitive action is taken.

We Expect To Have An Important Meeting With The FDA Which Could Affect Our Share Price

         We expect to have an important meeting with the Food and Drug Administration to review data from our Phase III clinical trial of our lead product, NEUPREX(R), in its first indication to reach this stage, meningococcemia. The outcome of this review could significantly impact the price and trading volume of our common shares.

Because All Of Our Products Are Still In Development, We Will Require Substantial Funds To Continue; We Cannot Be Certain That Funds Will Be Available And, If Not Available, We May Have To Take Actions Which Could Adversely Affect Your Rights

         If adequate funds are not available, we may have to dilute or otherwise adversely affect the rights of existing shareholders, curtail or cease operations or, in extreme circumstances, file for bankruptcy protection. We have spent, and we expect to continue to spend, substantial funds in connection with:

          o research and development relating to our products and production technologies

          o    scale-up of our production capabilities

          o    extensive human clinical trials and

          o    protection of our intellectual property.

We believe we have enough cash (including interest income) to meet our currently anticipated needs for operating expenses, working capital, equipment acquisitions and current research projects for approximately two years. We continue to evaluate strategic alliances, potential partnerships and financing arrangements which would further strengthen our competitive position and provide additional funding. However, we cannot assure you that:

          o    operations will generate meaningful funds

          o additional agreements for product development funding can be reached

          o    strategic alliances can be negotiated or

          o adequate additional financing will be available for us to finance our own development on acceptable terms, if at all.

Because All Of Our Products Are Still In Development, We Have Sustained Losses In The Past And We Expect To Sustain Losses In The Future

         We have experienced significant losses and, as of December 31, 1999, we had an accumulated deficit of approximately $450.2 million.

         For the years ended December 31, 1998 and December 31, 1999, we had net losses of approximately $47.2 million, or $1.16 per common share (basic and diluted), and $45.8 million, or $0.87 per common share (basic and diluted), respectively. We expect to incur additional losses in the future. Our ability to make profits is dependent in large part on obtaining regulatory approval for our products and entering into agreements for product development and commercialization. Our ability to fund our ongoing operations is dependent on the foregoing factors and on our ability to secure additional funds. We cannot assure you that we will ever make a profit or that cash flow from future operations will be sufficient to meet our needs.

Because Of Our Limited Experience, If The Parties To Whom We Grant Marketing Rights Do Not Have Effective Marketing Capabilities, We May Not Be Able To Market Our Products

         Because all of our products are still in development, our marketing experience and expertise are limited. Consequently, we may be dependent to a large extent upon the marketing capabilities of third parties to whom we grant marketing rights. In January 2000, we licensed the worldwide rights to NEUPREX(R) for treatment of meningococcemia and all future anti-bacterial and anti-endotoxin indications to Baxter Healthcare Corporation. In June 1999, we licensed certain genetically-engineered fragments of BPI to Allergan Inc. to use in combination with other anti-infectives in products to treat bacterial ophthalmic infections. We cannot assure you that either Baxter or Allergan will successfully market the products we have licensed to them. As of the date of this prospectus, we have not entered into any other marketing agreements regarding our BPI-derived products. Although we continue to evaluate strategic alliances and potential partnerships, we cannot predict whether or when any such alliances or partnerships will be entered into.

If Any Of Our Products Receives Regulatory Approval, We May Not Be Able To Increase Existing Or Acquire New Manufacturing Capacity Sufficient To Meet Market Demand

         We have never commercially introduced any pharmaceutical products. We cannot assure you that the capacity of our existing manufacturing facilities can be increased to produce sufficient quantities of our products to meet market demand. Also, if we need additional manufacturing facilities to meet market demand, we cannot assure you that we will successfully obtain those facilities.

If Our Patent Protection For Our Principal Products Is Not Enforceable, We Will Not Realize Our Profit Potential

         Because of the length of time and the expense associated with bringing new products to the marketplace, we hold and are in the process of applying for a number of patents in the United States and abroad to protect our products and important processes and also have obtained or have the right to obtain exclusive licenses to certain patents and applications filed by others. However, the patent position of biotechnology companies generally is highly uncertain, and no consistent policy regarding the breadth of allowed claims has emerged from the actions of the U.S. Patent and Trademark Office with respect to biotechnology patents. Legal considerations surrounding the validity of biotechnology patents continue to be in transition, and we cannot assure you that historical legal standards surrounding questions of validity will continue to be applied or that current defenses as to issued biotechnology patents will in fact be considered substantial in the future. Accordingly, we cannot assure you as to:

          o the degree and range of protection any patents will afford against competitors with similar technologies

          o    if and when patents will issue

          o whether or not others will obtain patents claiming aspects similar to those covered by our patent applications or

          o the extent to which we will be successful in avoiding any patents granted to others.

         The Patent Office has issued and/or allowed 48 patents to us related to our BPI-based products, including novel compositions, their manufacture, formulation, assay and use. In addition, we are the exclusive licensee of BPI-related patents and applications owned by New York University and Incyte Pharmaceuticals Inc. The Patent Office has also issued eight patents to us related to our bacterial expression technology.

         If certain patents issued to others are upheld or if certain patent applications filed by others issue and are upheld, we may require licenses from others in order to develop and commercialize certain potential products incorporating our technology. We cannot assure you that these licenses, if required, will be available on acceptable terms.

         Due to the uncertainties regarding biotechnology patents, we also have relied and will continue to rely upon trade secrets, know-how and continuing technological advancement to develop and maintain our competitive position. All of our employees have signed confidentiality agreements under which they have agreed not to use or disclose any of our proprietary information. Research and development contracts and relationships between us and our scientific consultants and potential customers provide access to aspects of our know-how that are protected generally under confidentiality agreements. We cannot assure you that all confidentiality agreements will be honored or are enforceable.

Other Companies May Render Some Or All Of Our Products Noncompetitive Or
Obsolete

         We cannot assure you that developments by others will not render our products or technologies obsolete or uncompetitive. Technologies developed and utilized by the biotechnology and pharmaceutical industries are continuously and substantially changing. Competition in the areas of genetically-engineered DNA-based and antibody-based technologies is intense and expected to increase in the future as a number of established biotechnology firms and large chemical and pharmaceutical companies advance in these fields. Many of these competitors may be able to develop products and processes competitive with or superior to our own for many reasons, including that they may have:

          o    significantly greater financial resources

          o    larger research and development and marketing staffs

          o    larger production facilities

          o entered into arrangements with, or acquired, biotechnology companies to enhance their capabilities or

          o extensive experience in preclinical testing and human clinical trials.

         Without limiting the foregoing, XOMA is aware that Biogen Inc. has initiated Phase III testing of its Amevive(TM) product in chronic plaque psoriasis, Immunex Corp. may be testing its rheumatoid arthritis drug in psoriasis and other companies may be developing monoclonal antibody or other products for treatment of inflammatory skin disorders.

         These factors may enable others to develop products and processes competitive with or superior to our own. In addition, a significant amount of research in biotechnology is being carried out in universities and other non-profit research organizations. These entities are becoming increasingly interested in the commercial value of their work and may become more aggressive in seeking patent protection and licensing arrangements.

         It is possible that one or more other companies may be developing one or more products based on BPI, and we cannot assure you that these product(s) will not prove to be more effective than NEUPREX(R).

If We Do Business Internationally, We Will Be Subject To Additional Political, Economic and Regulatory Uncertainties

         We cannot assure you that we will be able to successfully operate in any foreign market. We believe that, because the pharmaceutical industry is global in nature, international activities will be a significant part of our future business activities and that, when and if we are able to generate income, a substantial portion of that income will be derived from product sales and other activities outside the United States. Foreign regulatory agencies often establish standards different from those in the United States, and an inability to obtain foreign regulatory approvals on a timely basis could have an adverse effect on our business. International operations may be limited or disrupted by:

          o    imposition of government controls

          o    export license requirements

          o    political or economic instability

          o    trade restrictions

          o    changes in tariffs

          o    restrictions on repatriating profits

          o    taxation and

          o    difficulties in staffing and managing international operations.

         Also, our business may be adversely affected by fluctuations in currency exchange rates.

Our Research, Testing And Manufacturing Operations May Be Disrupted By The Year 2000 Issue

         We have not experienced any problems with our computer systems being unable to recognize appropriate dates related to the year 2000. We are also not aware of any material problems with our clients and vendors. While we cannot assure you that we will not experience any Year 2000 related problems in the future, we do not anticipate incurring material expenses or experiencing any material operational disruptions as a result of any year 2000 issues.

Because We Are A Relatively Small Biopharmaceutical Company With Limited Resources, We May Not Be Able To Attract And Retain Qualified Personnel, And The Loss Of Key Personnel Could Delay Or Prevent Achieving Our Objectives

         Our success in developing marketable products and achieving a competitive position will depend, in part, on our ability to attract and retain qualified scientific and management personnel, particularly in areas requiring specific technical, scientific or medical expertise. There is intense competition for such personnel, and we cannot assure you that we will be able to attract or retain them. Our research, product development and business efforts would be adversely affected by the loss of a significant group of key members of our scientific or management staff.

Because We Engage In Human Testing, We Are Exposed To An Increased Risk Of Product Liability Claims, Which Would Have An Adverse Effect On Our Business

         The testing and marketing of medical products entails an inherent risk of allegations of product liability. We believe that we currently have adequate levels of insurance for our clinical trials. We will seek to obtain additional insurance, if needed, if and when our products are commercialized; however, we cannot assure you that adequate insurance coverage will be available or be available at acceptable costs or that a product liability claim would not materially adversely affect our business.

Our Shareholder Rights Agreement Or Bye-laws May Prevent Transactions That Could Be Beneficial To Our Shareholders

         Our shareholder rights agreement could make it considerably more difficult or costly for a person or group to acquire control of XOMA in a transaction that our board of directors opposes.

         Our bye-laws:

          o require certain procedures to be followed and time periods to be met for any shareholder to propose matters to be considered at annual meetings of shareholders, including nominating directors for election at those meetings;

          o authorize our board of directors to issue up to 1,000,000 preference shares without shareholder approval and to set the rights, preferences and other designations, including voting rights, of those shares as the board of directors may determine; and

          o contain provisions, similar to those contained in the Delaware General Corporation Law, that may make business combinations with interested shareholders more difficult.

         These provisions, alone or in combination with each other, may discourage transactions involving actual or potential changes of control, including transactions that otherwise could involve payment of a premium over prevailing market prices to holders of common shares, or could limit the ability of shareholders to approve transactions that they may deem to be in their best interests.

Because We Have No History Of Profitability And Because The Biotechnology Sector Has Been Characterized By Highly Volatile Stock Prices, Announcements We Make And General Market Conditions For Biotechnology Stocks Could Result In A Sudden Change In The Value Of Our Stock

         As a biopharmaceutical company, we have experienced significant volatility in our common shares. Fluctuations in our operating results and general market conditions for biotechnology stocks could have a significant impact on the volatility of our common share price. From April 1, 1999 through March 31, 2000, our share price has ranged from a high of $16 to a low of $2. Factors contributing to such volatility include:

          o    results of preclinical studies and clinical trials,

          o    evidence of the safety or efficacy of our products,

          o    announcements of new collaborations,

          o    failure to enter into collaborations,

          o our funding requirements and the terms of our financing arrangements,

          o announcements of technological innovations or new indications for our therapeutic products,

          o    government regulations,

          o    developments in patent or other proprietary rights,

          o    market speculation regarding any of the foregoing, and

          o announcements regarding other participants in the biotechnology and pharmaceutical industries.

If You Were To Obtain A Judgment Against Us, It May Be Difficult To Enforce Against Us Because We Are A Foreign Entity

         We are a Bermuda company. All or a substantial portion of our assets may be located outside the United States. As a result, it may be difficult for investors to enforce in United States courts judgments obtained against us. We have irrevocably agreed that we may be served with process with respect to actions based on offers and sales of securities made hereby in the United States by serving Christopher J. Margolin, c/o XOMA Ltd., 2910 Seventh Street, Berkeley, California 94710, our United States agent appointed for that purpose. XOMA has been advised by its Bermuda counsel, Conyers Dill & Pearman, that there is doubt as to whether Bermuda courts would enforce judgments of United States courts obtained in (a) actions against such persons or XOMA that are predicated upon the civil liability provisions of the Securities Act or (b) original actions brought in Bermuda against XOMA or such persons predicated upon the Securities Act. There is no treaty in effect between the United States and Bermuda providing for such enforcement, and there are grounds upon which Bermuda courts may not enforce judgments of United States courts. Certain remedies available under the United States federal securities laws may not be allowed in Bermuda courts as contrary to that nation's policy.

                INCORPORATION OF INFORMATION WE FILE WITH THE SEC

         The following documents filed by XOMA with the SEC pursuant to the Securities Exchange Act are "incorporated by reference" in this prospectus, which means we can disclose important information to you by referring you to these documents and they are considered to be a part of this prospectus:

               (1) annual report on Form 10-K for the fiscal year ended December 31, 1999, as amended by an amendment on Form 10-K/A filed on April 25, 2000 (file no. 0-14710);

               (2) current report on Form 8-K dated January 24, 2000 filed on January 25, 2000, as amended by an amendment on Form 8-K/A dated and filed on February 3, 2000 (file no. 0-14710);

               (3) current report on Form 8-K dated February 11, 2000 filed on February 14, 2000 (file no. 0-14710);

               (4) current report on Form 8-K dated and filed on April 25, 2000 (file no. 0-14710); and

               (5) the description of the common shares in the registration statement on Form 8-A dated and filed on May 21, 1999 under Section 12 of the Securities Exchange Act, including any amendment or report for the purpose of updating such description (registration no. 333-68045).

         All documents filed by XOMA with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act after the date of this prospectus and before all of the common shares offered by this prospectus have been sold are deemed to be incorporated by reference in, and to be part of, this prospectus from the date any such document is filed.

         Any statements contained in a document incorporated by reference in this prospectus are deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus (or in any other subsequently filed document which also is incorporated by reference in this prospectus) modifies or supersedes such statement. Any statement so modified or superseded is not deemed to constitute a part of this prospectus except as so modified or superseded.

                 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

         Some of the statements made in this prospectus are forward-looking in nature, including those relating to the sufficiency of our cash position, the FDA regulatory process, timing and results of clinical trials and other aspects of product development, strategic collaborative relationships and other statements that are not historical facts. The occurrence of the events described, and the achievement of the intended results, depend on many events, some or all of which are not predictable or not within our control. Actual results may differ materially from those anticipated in any forward-looking statements. Many risks and uncertainties are inherent in the biopharmaceutical industry. Others are more specific to our business. Many of the significant risks related to our business are described in this prospectus. These include, among others, risks associated with technology and product development, sufficiency and availability of funds, marketing risks, patent and intellectual property matters, regulatory and manufacturing issues and risks associated with competition from other companies. Many of these risks are discussed further in "Risk Factors."

                              --------------------

         We have not authorized any dealer, salesperson or other person to give you written information other than this prospectus or to make representations as to matters not stated in this prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy the securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any sales made hereunder after the date of this prospectus should imply that the information contained in this prospectus or the affairs of XOMA have not changed since the date of this prospectus.

                                      XOMA

         XOMA is a biopharmaceutical company developing products to treat bacterial and fungal infections, infectious complications (such as those that may follow surgery), and immunologic and inflammatory disorders. Our current product development programs include:

          o NEUPREX(R) (rBPI21), a genetically engineered modified fragment of a human protein known as BPI and XOMA's lead BPI-derived product. The product completed a Phase III efficacy clinical trial in 1999 in one indication and has been in various earlier phase clinical trials in four additional indications. Further development of this product will continue under a licensing agreement with Baxter Healthcare Corporation.

          o Anti-CD11a, a humanized monoclonal antibody product being developed in collaboration with Genentech, Inc. The anti-CD11a product has completed several Phase I clinical studies, one Phase II study and is in one Phase I/II trial in kidney transplant recipients and two Phase III trials in psoriasis patients.

          o Ophthalmic anti-infective products, including combinations of rBPI and antibiotics that are being developed under a licensing agreement with Allergan Inc.

          o Mycoprex(TM), a fungicidal compound derived from BPI that is currently in preclinical product development. It is initially targeted at systemic fungal infections. XOMA is seeking one or more partners for clinical development and commercialization of this product.

          o ING-1, a high-affinity antibody to an antigen expressed on epithelial cell cancers (breast, colorectal, prostate and others) that destroys cancer cells by recruiting the patient's own immune system. XOMA has recently accelerated its internal development program for ING-1.

          o Genimune(TM), a product developed using XOMA's proprietary targeted gelonin fusion technology. The product delivers a proprietary, genetically-engineered cytotoxin called rGelonin specifically to CD5-positive cells. The CD5 antigen is expressed on mature T cells and some B cells, but not stem cells or other tissues. The product may treat cancers such as T and B-cell lymphomas and chronic lymphocytic leukemia, as well as autoimmune diseases such as rheumatoid arthritis. XOMA is seeking one or more partners for clinical development and commercialization of the product and plans to outlicense the technology.

         Management believes XOMA's cash position and resulting interest income are sufficient to finance XOMA's currently anticipated needs for operating expenses, working capital, equipment acquisitions and current research projects for approximately two years. XOMA continues to evaluate strategic alliances, potential partnerships and financing arrangements which would further strengthen its competitive position and provide additional funding. XOMA cannot predict whether or when any such alliances, partnerships or arrangements will be consummated or whether additional funding will be available when required and on terms acceptable to XOMA.

              PRICE RANGE OF COMMON SHARES AND DIVIDEND INFORMATION

         XOMA's common shares (such common shares and the common stock of our predecessor Delaware corporation are referred to in this prospectus as the common shares) trade on the Nasdaq National Market under the symbol "XOMA." The following table sets forth the quarterly range of high and low reported sale prices of the common shares on the Nasdaq National Market for the periods indicated:

                                                        High              Low
                                                        ----              ---

         1998:
              First Quarter                          $6 1/2            $4 5/16
              Second Quarter                              6              4 1/4
              Third Quarter                               5            1 27/32
              Fourth Quarter                              5            1 13/16

         1999:
              First Quarter                         $4 3/16           $2 13/16
              Second Quarter                          6 3/4              2 1/2
              Third Quarter                               8             2 1/32
              Fourth Quarter                          3 3/4                  2

         2000:
              First Quarter                             $16             $2 3/4
              Second Quarter (through May  1)        10 1/8              3 1/4


         On May 1, 2000 the last reported sale price of the common shares as reported on the Nasdaq National Market was US$4 1/4 per share. As of April 25, 2000, there were approximately 3,832 record holders of XOMA's common shares.

         XOMA has not paid dividends on its common equity. XOMA currently does not intend to pay dividends and intends to retain any earnings for use in its business and the financing of its capital requirements for the foreseeable future. The payment of any future cash dividends on XOMA's common shares will necessarily be dependent upon the earnings and financial needs of XOMA, along with applicable legal and contractual restrictions.

                              SELLING SHAREHOLDERS

         In February 2000, we entered into a financing transaction, which we previously announced, involving the issuance of 6,145,000 common shares to the 28 investors listed below as selling shareholders for a purchase price of $5.00 per share. We also issued warrants to purchase an aggregate of 250,000 common shares to Arnhold and S. Bleichroeder, Inc. and Sutro & Co. Incorporated for acting as placement agents in this transaction.

         The following table sets forth certain information regarding the ownership of common shares by the selling shareholders as of April 25, 2000, and the number of common shares covered by this prospectus:

                                                                                                 Ownership
                                            Ownership                                         of Common Shares
                                         of Common Shares                             after the Offering (Assuming all
                                      prior to the Offering                               Shares Offered are sold)
                                      ---------------------                               ------------------------
                                                                    Number
              Name of                         Number               of Shares           Number of            Percent
        Selling Shareholder                 of Shares               Offered             Shares              of Class
        -------------------                 ---------               -------             ------              --------

Capital Research & Management
Company                                      2,000,000              2,000,000               0                 0%
Bayerische Landesbank Girozentrale
                                             1,000,000              1,000,000               0                 0%
Aries Master Fund                          515,033 (1)                515,033               0                 0%
Aries Domestic Fund, LP                    243,857 (1)                243,857               0                 0%
Aries Domestic Fund II, LP                  41,110 (1)                 41,110               0                 0%
S.A.C. Capital Associates, LLC                 650,000                650,000               0                 0%
Philip J. Hempleman Retained
Annuity Account                            230,000 (2)                230,000               0                 0%
Spencer Hempleman Trust Account            125,000 (3)                125,000               0                 0%
Carter Hempleman Trust Account             125,000 (3)                125,000               0                 0%
Kirk Balzer                                     20,000                 20,000               0                 0%
Harpel Partners, LP                            109,844                109,844               0                 0%
Harpel Select Growth                            43,517                 43,517               0                 0%
Harpel Family Partnership                       30,316                 30,316               0                 0%


                                       14



                                            Ownership                                         of Common Shares
                                         of Common Shares                             after the Offering (Assuming all
                                      prior to the Offering                               Shares Offered are sold)
                                      ---------------------                               ------------------------
                                                                    Number
              Name of                         Number               of Shares           Number of            Percent
        Selling Shareholder                 of Shares               Offered             Shares              of Class
        -------------------                 ---------               -------             ------              --------

Harpel International                            16,323                 16,323               0                 0%
Ziff Asset Management, L.P.                    400,000                400,000               0                 0%
JMG Capital Partners,L.P.                   75,000 (4)                 75,000               0                 0%
Triton Capital Investments, Ltd.            75,000 (4)                 75,000               0                 0%
Clarion Capital Corporation                 50,000 (5)                 50,000               0                 0%
Clarion Partners, L.P.                      36,000 (5)                 36,000               0                 0%
Clarion Offshore Fund Ltd.                  14,000 (5)                 14,000               0                 0%
DCF Partners L.P.                          550,100 (6)                 50,000         500,100                  *
DCF Life Sciences Fund Ltd.                300,000 (6)                 50,000         250,000                  *
Perception Life Sciences, L.P.                  75,000                 75,000               0                 0%
Joseph E. Edelman                               45,000                 45,000               0                 0%
Apollo Medical Partners                    158,500 (7)                 60,000          98,500                  *
Brandon Fradd                                   57,500                 15,000          42,500                  *
Doddsley Capital Corp.                      30,000 (8)                 30,000               0                 0%
DeSpain Coby                                    20,000                 20,000               0                 0%
Arnhold and S. Bleichroeder, Inc.          241,041 (9)                181,041          60,000                  *
Sutro & Co. Incorporated                  143,959 (10)                 68,959          75,000                  *

----------------------------

(*)  Indicates less than 1%.

(1) Paramount Capital Asset Management, Inc., of which Lindsay A. Rosenwald, M.D. is the sole stockholder, is the General Partner of each of the Aries Domestic Fund, L.P. ("Aries I") and the Aries Domestic Fund II, L.P. ("Aries II") and also serves as the investment manager to The Aries Master

     Fund, a Cayman Island exempted company (collectively with Aries I and Aries II, the "Aries Funds"). Dr. Rosenwald may be deemed to have voting and investment control over the securities of the issuer owned by the Aries Funds under Rule 16a-1(a)(1) of the Securities Exchange Act of 1934. Paramount Capital and Dr. Rosenwald disclaim beneficial ownership of the securities held by the Aries Funds, except to the extent of their pecuniary interest therein, if any.

(2)  Mr. Philip J. Hempleman has dispositive and voting power over these shares.

(3) Ms. Colleen Hempleman, as trustee, has dispostive and voting power over these shares.

(4) Mr. Jonathan Glaser, as member manager of JMG Capital Partners, L.P. and Triton Capital Investments, Ltd., has voting and investment control over these shares.

(5) Mr. Morton A. Cohen has sole voting and investment power for each of Clarion Capital Corporation, Clarion Offshore Fund Ltd. and Clarion Partners, L.P. Mr. Cohen is Chairman of Clarion Capital Corporation and the investment manager for Clarion Offshore Fund Ltd. and Clarion Partners, L.P.

(6) Mr. Douglas Floren, Managing Partner of DCF Partners, L.P. and Managing Member of DCF Life Sciences Fund L.P., may be deemed to have dispositive and voting power over these shares.

(7)  Mr. Brandon Fradd has dispostive and voting power over these shares.

(8) Mr. Richard Solomon has dispositive and voting power over these shares. Does not include 151,222 shares over which Mr. Solomon has direct dispositive and voting power, 33,000 shares over which his wife has dispositive and voting power and a total of 6,000 shares held in two custodial accounts for the benefit of his children for which Mr. Solomon acts as custodian.

(9) Consists of shares issuable upon exercise of warrants. Mr. Stanford S. Warshawsky, the co-President of Arnhold and S. Bleichroeder, Inc., may be deemed to have dispositive and voting power over these shares.

(10) Consists of shares issuable upon exercise of warrants. Mr. Thomas Weinberger, the President of Sutro & Co. Incorporated, may be deemed to have dispositive and voting power over these shares.

                          DESCRIPTION OF SHARE CAPITAL

         The following statements with respect to XOMA's share capital are subject to the detailed provisions of XOMA's memorandum of continuance and bye-laws. These statements do not purport to be complete and, while XOMA believes the descriptions of the material provisions of the memorandum of continuance and the bye-laws incorporated by reference are accurate statements with respect to such material provisions, such statements are subject to the detailed provisions in the memorandum of continuance and the bye-laws, to which reference is hereby made for a full description of such provisions.

COMMON SHARES

General

         The memorandum of continuance and the bye-laws provide that XOMA's authorized common share capital is limited to 135,000,000 common shares, par value U.S. $.0005 per share. As of April 25, 2000, there were 65,384,471 common shares outstanding.

Voting

         The holders of common shares are entitled to one vote per share. All actions submitted to a vote of shareholders shall be voted on by the holders of common shares, voting together as a single class (together with the Series A preference shares (as described below), if any), except as provided by law.

Dividends

         Holders of common shares are entitled to participate, on a share for share basis, with the holders of any other common shares outstanding, with respect to any dividends declared by the board of directors of XOMA, subject to the rights of holders of preference shares. Dividends will generally be payable in U.S. dollars. XOMA has not paid cash dividends on the common shares. XOMA currently does not intend to pay dividends and intends to retain any earnings of XOMA for use in its business and the financing of its capital requirements for the foreseeable future. The payment of any future cash dividends on the common shares is necessarily dependent upon its earnings and financial needs of XOMA, along with applicable legal and contractual restrictions.

Liquidation

         On a liquidation of XOMA, holders of common shares will be entitled to receive any assets remaining after the payment of XOMA's debts and the expenses of the liquidation, subject to such special rights as may be attached to any other class of shares.

Redemption

         The common shares are not subject to redemption either by XOMA or the holder thereof.

Variation Of Rights

         Under XOMA's bye-laws, if at any time XOMA's share capital is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of the issue of the shares of that class) may be varied with the consent in writing of the holders of a majority of the issued shares of that class either in writing or with the sanction of a resolution passed at a separate general meeting.

PREFERENCE SHARES

General

         Under its memorandum of continuance and bye-laws, XOMA has the authority to issue 1,000,000 preference shares, par value U.S. $.05 per share. Of these, 650,000 preference shares have been designated Series A Cumulative Preference Shares and 7,500 preference shares have been designated Convertible Preference Shares, Series B. Under the bye-laws, subject to the special rights attaching to any class of shares of XOMA not being varied and to any resolution approved by the holders of 75% of the issued shares entitled to vote in respect thereof, the board of directors of XOMA may establish one or more classes or series of preference shares having the number of shares, designations, relative voting rights, dividend rates, liquidation and other rights, preferences and limitations that the board of directors fixes without any shareholder approval.

Preference Share Purchase Rights

         Pursuant to XOMA's shareholder rights agreement XOMA issued one preference share purchase right (a right) for each outstanding common share. Each right entitles the holder to purchase from XOMA a unit consisting of one one-hundredth of a share (a unit) of Series A preference shares at a cash exercise price of $30.00 per unit, subject to adjustment.

         The rights are attached to all outstanding common shares, including the common shares offered hereby. The rights will separate from the common shares and will be distributed to holders of common shares upon the earliest of (i) ten business days after the first public announcement that a person or group of affiliated or associated persons (an acquiring person) has acquired beneficial ownership of 20% or more of the common shares then outstanding (the date of said announcement being referred to as the share acquisition date), (ii) ten business days following the commencement of a tender offer or exchange offer that would result in a person or group of persons becoming an acquiring person or (iii) the declaration by the board of directors of XOMA that any person is an adverse person (the earliest of such dates, the distribution date).

         The board of directors of XOMA may generally declare a person to be an adverse person after a declaration that such person has become the beneficial owner of 10% or more of the outstanding common shares and a determination that
(a) such beneficial ownership by such person is intended to cause or is reasonably likely to cause XOMA to repurchase the common shares owned by such person or to cause XOMA to enter into other transactions not in the best long-term interests of XOMA or (b) such beneficial ownership is reasonably likely to cause a material adverse impact on the business or prospects of XOMA. The rights are not exercisable until the distribution date and will expire on December 31, 2002, unless previously redeemed or exchanged by XOMA.

         In the event that a person becomes an acquiring person or the board of directors of XOMA determines that a person is an adverse person, each holder of a right will thereafter have the right to receive upon exercise that number of units of Series A preference shares having a market value of two times the exercise price of the rights. If at any time following the share acquisition date, (i) XOMA consolidates with, or merges or amalgamates with and into, any person, and XOMA is not the surviving corporation; (ii) any person consolidates or amalgamates with XOMA, or merges or amalgamates with and into XOMA and XOMA is the continuing or surviving corporation of such transaction and, in connection with such transaction, all or part of the common shares are changed into or exchanged for other securities of any other person or cash or any other property, or (iii) 50% or more of XOMA's assets are sold or otherwise transferred, provision shall be made so that each holder of a right shall thereafter have the right (a merger right) to receive, upon exercise, common shares of the acquiring company having a market value equal to two times the exercise price of the rights. Rights that are beneficially owned by an acquiring or adverse person may, under certain circumstances, become null and void.

         At any time after a person becomes an acquiring person or the board of directors of XOMA determines that a person is an adverse person, the board of directors of XOMA may exchange all or any part of the then outstanding and exercisable rights for common shares or units of Series A preference shares at an exchange ratio of one common share or one unit of Series A preference shares per right. Notwithstanding the foregoing, the board of directors of XOMA generally will not be empowered to effect such exchange at any time after any person becomes the beneficial owner of 50% or more of the common shares then outstanding.

         The rights may be redeemed in whole, but not in part, at a price of U.S. $.001 per right by the board of directors of XOMA at any time prior to the date on which a person is declared to be an adverse person, the tenth business day after the share acquisition date, the occurrence of an event giving rise to the merger right or the expiration date of the rights agreement.

The Series A Preference Shares

         There are no Series A preference shares outstanding. Pursuant to the rights of the Series A preference shares, subject to the rights of holders of any shares of any series of preference shares ranking prior and superior, the holders of Series A preference shares are entitled to receive, when, as and if declared by the board of directors of XOMA out of funds legally available for the purpose, quarterly dividends payable in cash on the first day of March, June, September and December in each year, commencing on the first dividend payment date after the first issuance of a share or fraction of a share of Series A preference shares, in an amount per share equal to the greater of (a) $1.00 or (b) 100 times the aggregate per share amount of all cash dividends, plus 100 times the aggregate per share amount of all non-cash dividends or other distributions, other than a dividend payable in common shares, declared on the common shares since the immediately preceding dividend payment date, or, with respect to the first dividend payment date, since the first issuance of Series A preference shares.

         In addition to any other voting rights required by law, holders of Series A preference shares shall have the right to vote on all matters submitted to a vote of shareholders of XOMA with each share of Series A preference shares entitled to 100 votes. Except as otherwise provided by law, holders of Series A preference shares and holders of common shares shall vote together as one class on all matters submitted to a vote of shareholders of XOMA.

         Unless otherwise provided in the rights attaching to a subsequently designated series of preference shares of XOMA, the Series A preference shares shall rank junior to any other series of preference shares as to the payment of dividends and distribution of assets on liquidation, dissolution or winding-up and shall rank senior to the common shares. Upon any liquidation, dissolution or winding-up of XOMA, no distributions shall be made to holders of shares ranking junior to the Series A preference shares unless, prior thereto, the holders of Series A preference shares shall have received an amount equal to accrued and unpaid dividends and distributions, whether or not declared, to the date of such payment, plus an amount equal to the greater of (1) $100.00 per share or (2) an aggregate amount per share equal to 100 times the aggregate amount to be distributed per share to holders of common shares or to the holders of shares ranking on parity with the Series A preference shares, except distributions made ratably on the Series A preference shares and all other such parity shares in proportion to the total amount to which the holders of all such shares are entitled upon such liquidation, dissolution or winding-up.

         If XOMA shall enter into any consolidation, amalgamation, merger, combination or other transaction in which common shares are exchanged for or changed into cash, other securities and/or any other property, then any Series A preference shares outstanding shall at the same time be similarly exchanged or changed in an amount per share equal to 100 times the aggregate amount of cash, securities and/or other property, as the case may be, into which or for which each common share is changed or exchanged.

         The Series A preference shares shall not be redeemable.

The Series B Preference Shares

         There are no Series B preference shares outstanding. The 7,500 Series B preference shares have been designated for issuance upon conversion of the convertible subordinated loans to XOMA made and to be made by Genentech in connection with the funding of the XOMA's development costs for hull24. Such loans are and will be convertible into Series B preference shares upon the occurrence of certain events relating to certain regulatory approvals, payment defaults, prepayments and other circumstances. Pursuant to the rights of the Series B preference shares, the holders of Series B preference shares will not be entitled to receive any dividends on the Series B preference shares.

         The Series B preference shares will rank senior with respect to rights on liquidation, winding-up and dissolution of XOMA to all classes of common shares. Upon any voluntary or involuntary liquidation, dissolution or winding-up of XOMA, holders of Series B preference shares will be entitled to receive $10,000 per share of Series B preference shares before any distribution is made on the common shares. The holders of Series B preference shares will have no voting rights, except as required under Bermuda law.

         The holders of Series B preference shares will have the right to convert Series B preference shares into common shares at a conversion price equal to the current market price of the common shares (determined as provided below). The current market price will be determined (a) for Series B preference shares issued in connection with a conversion of one or more of the convertible subordinated loans upon certain regulatory approvals, payment defaults or in certain other circumstances, as of the first date on which such a conversion occurs, and (b) for Series B preference shares issued in connection with certain prepayments of one or more of the convertible subordinated loans or a conversion thereof in certain other circumstances, as of the date of the issuance of such Series B preference shares.

         The Series B preference shares will be automatically converted into common shares at its then effective conversion rate immediately upon the transfer by the initial holder to any third party which is not an affiliate of such holder.

         XOMA will have the right, at any time and from time to time, to redeem any or all Series B preference shares for cash in an amount equal to the conversion price multiplied by the number of common shares into which each such share of Series B preference shares would then be convertible.

WARRANTS

         XOMA issued 485,879 common stock purchase warrants in August 1997. Each 1997 warrant outstanding entitles the holder thereof to purchase one common share, subject to anti-dilution adjustments. A holder may exercise the 1997 warrants at an exercise price of $10.00 per share on or before August 14, 2000.

         XOMA issued 618,681 common stock purchase warrants in June 1998. Each 1998 warrant outstanding entitles the holder thereof to purchase one common share, subject to anti-dilution adjustments. A holder may exercise the 1998 warrants at an exercise price of $7.00 per share on or before June 26, 2001.

         XOMA issued 250,000 common stock purchase warrants to Incyte in July 1998. Each Incyte warrant outstanding entitles the holder thereof to purchase one common share, subject to anti-dilution adjustments. A holder may exercise the Incyte warrants at an exercise price of $6.00 per share on or before July 9, 2008 or earlier upon the related license becoming fully paid up.

         XOMA issued 379,000 warrants to purchase common shares in January 1999 and March 1999, of which 205,000 remain outstanding. Each January and March 1999 warrant entitles the holder thereof to purchase one common share, subject to anti-dilution adjustments. A holder may exercise the January and March 1999 warrants at an exercise price of $5.85008 per share on or before January 29, 2004.

         XOMA issued 150,000 warrants to purchase common shares in July 1999. Each July 1999 warrant entitles the holder thereof to purchase one common share, subject to anti-dilution adjustments. A holder may exercise the July 1999 warrants at an exercise price of $5.75 per share on or before July 21, 2004.

         XOMA issued 250,000 warrants to purchase common shares in February 2000. Each 2000 warrant entitles the holder thereof to purchase one common share, subject to anti-dilution adjustments. A holder may exercise the 2000 warrants at an exercise price of $5.00 per share on or before February 11, 2005.

         None of the warrants described above have been registered under the Securities Act and none may be transferred except pursuant to an effective registration statement under the Securities Act or pursuant to an exception from registration thereunder. Additionally, all of the warrants contain certain restrictions on their transfer. XOMA is not obligated and does not intend to register the warrants under the Securities Act.

                              PLAN OF DISTRIBUTION

         Any or all of the common shares being offered by this prospectus may be sold from time to time to purchasers directly by any selling shareholder or by pledgees, donees, transferees or other successors in interest. Alternatively, any selling shareholder may from time to time offer the common shares through underwriters, dealers or agents who may receive compensation in the form of underwriting discounts, concessions or commissions from such selling shareholder and/or the purchasers of common shares for whom they may act as agent. Any such selling shareholder, and any such underwriters, dealers or agents that participate in the distribution of common shares, may be deemed to be underwriters, and any profit on the sale of the common shares by them and any discounts, commissions or concessions received by them may be deemed to be underwriting discounts and commissions under the Securities Act. Any such common shares may be so offered or sold in the open market, on the Nasdaq National Market, in privately negotiated transactions, in an underwritten offering, or a combination of such methods, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. To the extent required, the names of the selling shareholders, the number of common shares to be sold, the purchase price, the public offering price, the name of any agent, dealer or underwriter and any applicable commission or discount or other items constituting compensation or indemnification arrangements with respect to a particular offering will be set forth in an accompanying prospectus supplement. These and other matters may also be addressed in one or more post-effective amendments to the registration statement of which this prospectus is a part. XOMA will receive no proceeds from the sale by any selling shareholder of the common shares offered by this prospectus.

         In connection with distributions of the common shares, any selling shareholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the common shares in the course of hedging the positions they assume with such selling shareholder. Any selling shareholder also may sell the common shares short and deliver the common shares to close out such short positions. Any selling shareholder also may enter into option or other transactions with broker-dealers that involve the delivery of the common shares to the broker-dealers, which may then resell or otherwise transfer such common shares. Any selling shareholder also may loan or pledge the common shares to a broker-dealer and the broker-dealer may sell the common shares so loaned or upon a default may sell or otherwise transfer the pledged common shares.

         All expenses incurred by XOMA in complying with the registration rights granted to the selling shareholders pursuant to which the registration statement to which this prospectus relates has been filed, estimated to be approximately $115,000, will be borne by XOMA. As and when XOMA is required to update this prospectus, it may incur additional expenses in excess of this estimated amount.

         Any common shares offered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under such rule rather than pursuant to this prospectus.

                                  LEGAL OPINION

         The validity of the common shares to which this prospectus relates has been passed upon for XOMA by Conyers Dill & Pearman, located in Hamilton, Bermuda.

                                     EXPERTS

         The consolidated financial statements of XOMA Ltd. at December 31, 1998 and 1999 and for the years then ended, appearing in XOMA Ltd.'s annual report (Form 10-K), as amended, for the year ended December 31, 1999 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

         The financial statements of XOMA Ltd. for the period through December 31, 1997 incorporated by reference in this prospectus and elsewhere in the registration statement, to the extent and for the period indicated in their report, has been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.

                       WHERE YOU CAN GET MORE INFORMATION

         This prospectus is part of a registration statement that we have filed with the SEC. The registration statement contains exhibits and other information not included in this prospectus. At your request, we will provide you, without charge, a copy of any documents incorporated by reference in, or included as exhibits to, our registration statement. If you would like more information, write or call us at:

                                    XOMA Ltd.
                               2910 Seventh Street
                               Berkeley, CA 94710
                            Telephone: (510) 644-1170

         XOMA files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements and other information we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. XOMA's SEC filings are also available to the public on the SEC Internet site at http://www.sec.gov.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

         The estimated expenses in connection with this offering are as follows:

                                                                       Amount
                                                                     to be Paid
SEC registration fee .............................................     $10,077
Nasdaq fee .......................................................      17,500
Legal fees and expenses (including Blue Sky fees and expenses)....      75,000
Accounting fees and expenses .....................................       5,000
Miscellaneous ....................................................     _ 7,423
                                                                    ----------
         Total ...................................................    $115,000


Item 15.  Indemnification of Directors and Officers

         Under Bermuda law, a company is permitted to indemnify any officer or director, out of the funds of the company, against (i) any liability incurred by him or her in defending any proceedings, whether civil or criminal, in which judgment is given in his or her favor, or in which he or she is acquitted, or in connection with any application under relevant Bermuda legislation in which relief from liability is granted to him or her by the court and (ii) any loss or liability resulting from negligence, default, breach of duty or breach of trust, save for his or her fraud and dishonesty.

         The bye-laws of XOMA provide for the indemnity by XOMA of the officers, directors and employees of XOMA to the fullest extent permitted by law.

         Expenses (including attorneys' fees) incurred by an officer or director of XOMA in defending any civil, criminal, administrative or investigative action, suit or proceeding shall be paid by XOMA in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by XOMA pursuant to the Securities Act of 1933.

         An officer or director of XOMA shall not be personally liable to XOMA or its shareholders for monetary damages for any breach of fiduciary duty as a director or officer, except to the extent that such limitation is prohibited by the Securities Act of 1933 or Bermuda law.

         The indemnification and advancement of expenses and the limitation of liability provided by the bye-laws shall not be deemed exclusive of any other rights which any officer, director or employee, as such, may have or hereafter acquire under the Securities Act of 1933, any other provision of the bye-laws, or any agreement or otherwise. Any repeal or modification of the aforementioned provisions of the bye-laws shall not adversely affect any right or protection existing at the time of such repeal or modification.

Item 16.  Exhibits and Financial Statement Schedules

(a)      Exhibits

         Exhibit
         Number

               3.1  Memorandum of Continuance of XOMA Ltd. (Exhibit 3.4)(1)

               3.2  Bye-Laws of XOMA Ltd. (Exhibit 3.5) (1)

               4.1 Amended and Restated Shareholder Rights Agreement dated as of October 27, 1993 and amended and restated as of December 31, 1998 by and among XOMA and ChaseMellon Shareholder Services, L.L.C. as Rights Agent (Exhibit 4.1) (2)

               4.2 Form of Resolution Regarding Preferences and Rights of Series A Preference Shares (Exhibit 4.2) (1)

               4.3 Form of Resolution Regarding Preferences and Rights of Series B Preference Shares (Exhibit 4.3) (1)

               4.4 Form of Common Stock Purchase Warrant (1997 Warrants) (Exhibit 3) (3)

               4.5 Form of Common Stock Purchase Warrant (1998 Warrants) (Exhibit 3) (4)

               4.6 Form of Common Stock Purchase Warrant (Incyte Warrants) (Exhibit 2) (5)

               4.7 Form of Common Share Purchase Warrant (January and March 1999 Warrants) (Exhibit 5) (6)

               4.8 Form of Common Share Purchase Warrant (July 1999 Warrants) (Exhibit 4) (7)

               4.9 Form of Common Share Purchase Warrant (2000 Warrants) (Exhibit 4) (8)

               5.1  Opinion of Conyers Dill & Pearman*

               10.1 Form of Subscription Agreement dated as of February 8, 2000 by and between XOMA Ltd. and the purchasers of Common Shares in the February 2000 private placement (Exhibit 2) (8) 10.2 Form of Registration Rights Agreement dated as of February 11, 2000 by and between XOMA Ltd. and the purchasers of Common Shares in the February 2000 private placement (Exhibit 3) (8) 10.3 Form of Registration Rights Agreement dated as of February 11, 2000 by and between XOMA Ltd. and the placement agents in the February 2000 private placement (Exhibit 5) (8)

               23.1 Consent of Ernst & Young LLP, Independent Auditors

               23.2 Consent of Arthur Andersen LLP, Independent Public
                    Accountants

               23.3 Consent of Conyers Dill & Pearman (included in Exhibit 5.1)

               24.1 Power of Attorney*

--------------------

*    Previously filed.

(1) Incorporated by reference to the referenced exhibit to XOMA's Registration Statement on Form S-4 filed November 27, 1998, as amended (File No. 333-68045).

(2) Incorporated by reference to the referenced exhibit to XOMA's Registration Statement on Form 8-A filed May 21, 1999 (File No. 0-14710).

(3) Incorporated by reference to the referenced exhibit to XOMA's Current Report on Form 8-K dated August 13, 1997 filed August 18, 1997 (File No. 0-14710).

(4) Incorporated by reference to the referenced exhibit to XOMA's Current Report on Form 8-K dated June 28, 1998 filed June 29, 1998 (File No. 0-14710).

(5) Incorporated by reference to the referenced exhibit to XOMA's Current Report on Form 8-K dated July 9, 1998 filed July 16, 1998 (File No. 0-14710).

(6) Incorporated by reference to the referenced exhibit to XOMA's Current Report on Form 8-K dated January 28, 1999 filed January 29, 1999, as amended (File No. 0-14710).

(7) Incorporated by reference to the referenced exhibit to XOMA's Current Report on Form 8-K dated July 23, 1999 filed July 26, 1999 (File No. 0-14710).

(8) Incorporated by reference to the referenced exhibit to XOMA's Current Report on Form 8-K dated February 11, 2000 filed February 14, 2000 (File No. 0-14710).

Item 17.  Undertakings

         The undersigned registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                    (i) To include any prospectus required by Section 10(a)(3)
               of the Securities Act of 1933;

                    (ii) To reflect in the prospectus any facts or events
               arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

                    (iii) To include any material information with respect to
               the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

                  Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in the post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

                  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

         The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Berkeley, State of California, on May 2, 2000.

                                          XOMA LTD.


                                          By:       /s/ John L. Castello
                                                    --------------------
                                               Name:    John L. Castello
                                               Title:   Chairman of the Board,
                                                        President and Chief
                                                        Executive Officer

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


               Signature                                     Title                                 Date
               ---------                                     -----                                 ----

                                         Chairman of the Board, President and Chief            May 2, 2000
                                         Executive Officer (Principal Executive
/s/ John L. Castello                     Officer)
--------------------
John L. Castello
                                         Chief Scientific and Medical Officer and              May 2, 2000
/s/ Patrick J. Scannon                   Director
----------------------
Patrick J. Scannon
                                         Vice President, Finance and Chief Financial           May 2, 2000
                                         Officer (Principal Financial and Accounting
/s/ Peter B. Davis                       Officer)
------------------
Peter B. Davis

/s/ James G. Andress                     Director                                              May 2, 2000
--------------------
James G. Andress

/s/ William K. Bowes, Jr.                Director                                              May 2, 2000
-------------------------
William K. Bowes, Jr.

/s/ Arthur Kornberg                      Director                                              May 2, 2000
-------------------
Arthur Kornberg

/s/ Steven C. Mendell                    Director                                              May 2, 2000
---------------------
Steven C. Mendell

/s/ W. Denman Van Ness                   Director                                              May 2, 2000
----------------------
W. Denman Van Ness


                                  EXHIBIT INDEX

     Exhibit
     Number                                                              Page
     ------                                                              ----

     3.1  Memorandum of Continuance of XOMA Ltd (Exhibit 3.4) (1)

     3.2  Bye-Laws of XOMA Ltd. (Exhibit 3.5) (1)

     4.1 Amended and Restated Shareholder Rights Agreement dated as of October 27, 1993 and amended and restated as of December 31, 1998 by and among XOMA and ChaseMellon Shareholder Services, L.L.C. as Rights Agent (Exhibit 4.1) (2)

     4.2 Form of Resolution Regarding Preferences and Rights of Series A Preference Shares (Exhibit 4.2) (1)

     4.3 Form of Resolution Regarding Preferences and Rights of Series B Preference Shares (Exhibit 4.3) (1)

     4.4  Form of Common Stock Purchase Warrant (1997 Warrants) (Exhibit 3) (3)

     4.5  Form of Common Stock Purchase Warrant (1998 Warrants) (Exhibit 3) (4)

     4.6  Form of Common Stock Purchase Warrant (Incyte Warrants) (Exhibit 2)
          (5)

     4.7 Form of Common Share Purchase Warrant (January and March 1999 Warrants) (Exhibit 5) (6)

     4.8  Form of Common Share Purchase Warrant (July 1999 Warrants) (Exhibit 4)
          (7)

     4.9  Form of Common Share Purchase Warrant (2000 Warrants) (Exhibit 4) (8)

     5.1  Opinion of Conyers Dill & Pearman*

     10.1 Form of Subscription Agreement dated as of February 8, 2000 by and between XOMA Ltd. and the purchasers of Common Shares in the February 2000 private placement (Exhibit 2) (8)

     10.2 Form of Registration Rights Agreement dated as of February 11, 2000 by and between XOMA Ltd. and the purchasers of Common Shares in the February 2000 private placement (Exhibit 3) (8)

     10.3 Form of Registration Rights Agreement dated as of February 11, 2000 by and between XOMA Ltd. and the placement agents in the February 2000 private placement (Exhibit 5) (8)

     Exhibit
     Number                                                              Page
     ------                                                              ----

     23.1 Consent of Ernst & Young LLP, Independent Auditors

     23.2 Consent of Arthur Andersen LLP, Independent Public Accountants

     23.3 Consent of Conyers Dill & Pearman (included in Exhibit 5.1)

     24.1 Power of Attorney*

--------------------

*    Previously filed.

(1) Incorporated by reference to the referenced exhibit to XOMA's Registration Statement on Form S-4 filed November 27, 1998, as amended (File No. 333-68045).

(2) Incorporated by reference to the referenced exhibit to XOMA's Registration Statement on Form 8-A filed May 21, 1999 (File No. 0-14710).

(3) Incorporated by reference to the referenced exhibit to XOMA's Current Report on Form 8-K dated August 13, 1997 filed August 18, 1997 (File No. 0-14710).

(4) Incorporated by reference to the referenced exhibit to XOMA's Current Report on Form 8-K dated June 28, 1998 filed June 29, 1998 (File No. 0-14710).

(5) Incorporated by reference to the referenced exhibit to XOMA's Current Report on Form 8-K dated July 9, 1998 filed July 16, 1998 (File No. 0-14710).

(6) Incorporated by reference to the referenced exhibit to XOMA's Current Report on Form 8-K dated January 28, 1999 filed January 29, 1999, as amended (File No. 0-14710).

(7) Incorporated by reference to the referenced exhibit to XOMA's Current Report on Form 8-K dated July 23, 1999 filed July 26, 1999 (File No. 0-14710).

(8) Incorporated by reference to the referenced exhibit to XOMA's Current Report on Form 8-K dated February 11, 2000 filed February 14, 2000 (File No. 0-14710).